

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2010

Lawrence (Yau Lung) Ho
Co-Chairman and Chief Executive Officer
MCE Finance Limited
Walker House
87 Mary Street
George Town, Grand Cayman KY1-9005
Cayman Islands

> **Re: MCE Finance Limited**
> **Registration Statement on Form F-4**
> **Filed August 13, 2010**
> **File No. 333-168823**

Dear Mr. Ho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2.   Please provide us with support for all quantitative and qualitative statements used in the registration statement. We note on pages 1 and 2 without limitation, the following examples:

- "City of Dreams, an integrated urban entertainment resort development, has become a 'must experience' destination in Macau since it opened in Cotai in June 2009. As the only major casino that opened in Macau in 2009, the resort brings together a collection of world-renowned brands such as Crown, Grand Hyatt, Hard Rock and Dragone to create an exceptional guest experience that appeals to a broad spectrum of visitors from around Asia and the world. The initial opening of City of Dreams featured …an array of some of the world's most sought-after retail brands."

- "Dragon's Treasure, the iconic landmark showcased in the Bubble at City of Dreams was honored with the 2009 THEA Award for "Outstanding Achievement" from the Themed Entertainment Association. City of Dreams also won the "Best in Leisure Development in Asia Pacific" award in the International Property Awards 2010 which recognized distinctive innovation and outstanding success in leisure development."

- "Altira Macau won the 'Best Casino Interior Design Award' in the first International Gaming Awards in 2008, which recognizes outstanding design in the casino sector. Altira Macau has now been awarded the Forbes Five Star rating in both Lodging and Spa categories by the 2010 Forbes Travel Guide (formerly Mobil Travel Guide). Altira Macau also won the 'Best Business Hotel in Macau' award in TTG China Travel Awards 2009 and the 'Best Luxury Hotel in Macau' award in the TTG China Travel Awards 2010."

- "As of March 31, 2010, Mocha had 1,543 gaming machines in operation, representing 11% of total machine installation in the market."

Clearly mark the specific language in the supporting materials that supports each statement. We note that you provide information based on data and reports compiled by industry analysts. Please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

3.   Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for mass market segment, mass market patrons, gaming promoter aggregator model, concession, subconcession, rolling chip, and non-rolling chip. If you include technical terms in the body of your prospectus, you should concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

4.   Please provide the disclosure required by Item 11 of Form 20-F or advise. Please refer to Item 12(b)(3) of Form F-4.

5.   Please provide disclosure regarding the identity of your auditors and identify them as experts in the registration statement or advise.

Prospectus Cover Page

6.   Please confirm that you will limit the outside cover page to one page in length in accordance with Item 501(b) of Regulation S-K.

7.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm to us that the exchange offer will be open for at least 20 full business days and that the offer will be open at least through midnight of the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Table of Contents, page i

1.   On page ii, please update the address of the Commission to be consistent with page 166. In addition, on page 166, we note your references to the Chicago office and the ability to obtain copies of documents at prescribed rates. Please update your disclosure to remove these references.

Cautionary Statement Regarding Forward-Looking Statements. Page viii

2.   We note your statement: "See 'Risk Factors' for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this prospectus may include additional risk factors that could adversely impact our business and financial performance." Please remove this statement. Please make similar revisions to your disclosure on pages 11 and 16. Please note that all of the material risks should be disclosed in the Risk Factor section.

Summary

3.   We note the disclosure regarding your business overview and your objectives and strategies. Please revise your summary to balance this disclosure with a discussion of the most significant risks associated with your business and the exchange notes, including, without limitation, (i) the ability to transfer the exchange notes may be limited, (ii) your holding company structure, and (iii) your significant indebtedness, which should be quantified.

4.   We note the descriptions of your operations and development projects. Please revise
        your disclosure to quantify any unfunded development obligations and/or any funded
        development costs that may be at risk if development does not move forward.

5.   We note your reference to the Intercompany Note in the footnote on page 5. Please
        revise your disclosure to include, in the narrative, a brief description of the material terms
        of the note and its business purpose.

Objectives and Strategies, page 3

6.   We note your statement on pages 3 and 78 that: "We will continue to raise the
        development funds that we need when we are able to do so, not when we are required to
        do so." Please revise your disclosure to explain what you mean by this statement and
        disclose any circumstances under which you would be required to raise development
        funds but would not do so. As applicable, please add risk factor disclosure to describe
        any risks associated with failing to raise development funds.

Risk Factors, page 16

Risks Relating to the Operation of Our Properties, page 17

Servicing the debt of our subsidiaries requires a significant amount of cash …, page 17

7.   We note your disclosure on page 15 that for the "three months ended March 31, 2010 and
        the years ended December 31, 2009, 2008, 2007, 2006, and 2005, [y]our earnings were
        insufficient to cover fixed charges." Please revise your disclosure in this risk factor to
        address this point.

The insolvency laws of the Cayman Islands … page 35

8.   This risk factor does not identify the risk to your business or your investors. Please
        revise to clearly disclose the risk presented or provide this disclosure in another section.

The Exchange Offer, page 41

Terms of the Exchange Offer, page 41

9.   We note your disclosure on page 42 that the letter of transmittal states that by so
        acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to
        admit that it is an underwriter within the meaning of the Securities Act. Please revise to
        clarify that any broker-dealer who holds Initial Notes acquired for its own account as a
        result of market-making activities or other trading activities, and who receives Exchange
        Notes in exchange for the Initial Notes pursuant to the exchange offer, may be a statutory

underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. Please make similar revisions throughout your prospectus and the transmittal letters as appropriate.

Expiration Date; Extensions; Amendments, page 43

10.   We note your disclosure on page 44 that you reserve the right to delay acceptance of the Initial Notes. Please confirm that any such delay will be consistent with Rule 14e-1(c).

Conditions, page 47

11.   If you decide to waive any conditions, please note that you must expressly announce your decision in a manner reasonably calculated to inform note holders of the waiver. In this regard, please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

Management's Discussion and Analysis …, page 55

Liquidity and Capital Resources, page 69

12.   We note your disclosure on page 15 that your earnings were insufficient to cover fixed charges. Please revise to discuss in more detail how you are planning to meet your liquidity needs in the next 12 months.

Management, page 96

13.   Please provide the year each officer or director commenced working for an entity and the year the officer discontinued working for the entity. If an officer received a promotion during their tenure at an entity, please disclose the year the officer was promoted. In addition, please clarify the year when referring to the "inception" of an entity.

Related Party Transactions, page 108

14.   For each related party transaction, please disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date. Please refer to Item 7.B of Form 20-F and Item 19(a)(7) of Form F-4.

Description of Exchange Notes, page 117

Repurchase at the Option of Holders, page 125

15.   Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 or advise.

Melco Crown Entertainment Limited

Consolidated Financial Statements and Notes

General

16.   Please tell us what consideration was given in discussing the issuance of the initial notes, which was completed through a private placement on May 17, 2010, as a subsequent event.

17.   Please amend your filing to include the auditor's report that opines on the periods presented within your financial statements as well as the auditor's written consent.

Note 21 – Condensed Consolidating Financial Information, page F-39

18.   We are still considering your previously filed correspondence as it relates to your analysis under Rule 3-10 of Regulation S-X.

Part II. Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-1

19.   Please file all required exhibits as promptly as possible. If you are not in a position to file your remaining legal opinion with the next amendment, please provide a draft copy for us to review.

Item 22. Undertakings, page II-2

20.   Please revise the last sentence of paragraph 4 to clarify that this sentence relates to registration statements on Form F-3. Please refer to Item 512(a)(4) of Regulation S-K.

21.   Please provide the undertaking required by Item 512(h) of Regulation S-K or advise.

Exhibit 5.2

22.   We note the statement on page 2 that: "This opinion is given solely for your benefit and the benefit of your legal advisers acting in that capacity in relation to this transaction and may not be relied upon by any other person without our prior written consent." Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate. For example, please revise to clarify that note holders and secondary purchasers also may rely on the opinion.

23.   We note assumption 3 on page 6. Please revise to narrow the assumption and clarify that counsel is not assuming any of the material facts underlying the opinion.

24.   We note assumption 8 on page 6 and assumptions 10 and 15 on page 7 of the opinion. These assumptions assume facts that should be known or are readily ascertainable. Please have counsel provide a revised opinion that does not include these assumptions.

25.   We refer to assumptions 2 and 9 on page 6 and assumption 13 on page 7 of the opinion. These assumptions are not appropriate as they relate to the authority of the respective company or its officers. Please have counsel provide a revised opinion that limits the applicability of these assumptions.

Exhibit 5.3

26.   Please have counsel revise the opinion to clearly state that the guarantees and notes are binding obligations.

27.   We note the statement on page 6 that: "This opinion … is addressed to you for the benefit solely of yourselves or for any other purpose nor is it to be quoted or referred to in any public document or filed with any government agency or other person without our consent." Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate. For example, please revise to clarify that note holders and secondary purchasers also may rely on the opinion. Additionally, please have counsel provide consent to the filing of this document with the registration statement.

Form of Letter of Transmittal

28.   On page 2, please delete the language requiring the holder to acknowledge that he/she has reviewed the Letter of Transmittal and the Prospectus.

29.   On page 4, please revise the fourth paragraph to have the broker-dealer represent that it has not entered into any arrangement or understanding with you or your affiliates to distribute the Exchange Notes. Please make similar revisions to the prospectus and your other exhibits as appropriate.

30.   On page 8, please delete the following statement or advise: "Each tendering Holder, by execution of a Letter of Transmittal (or facsimile thereof or agent's message in lieu thereof), waives any right to receive any notice of the acceptance of such tender."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon at (202)551-3472 or Cicely LaMothe, Accounting Branch Chief at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Thomas M. Britt III, Esq. (*via facsimile*)